Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 10, 2014

Registration Statement No. 333-199484

Relating to the Preliminary Prospectus dated December 2, 2014

Connecture, Inc.

On December 8, 2014, Connecture, Inc. (the “Company”) filed Amendment No. 4 to its Registration Statement on Form S-1 (File No. 333-199484) (the “Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated December 2, 2014 (the “Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Preliminary Prospectus that appear in the preliminary prospectus included in Amendment No. 4 to the Registration Statement. To view a filed copy of Amendment No. 4 to the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1211759/000119312514436550/d778164ds1a.htm.

Dilution

The Company has revised its disclosure and the table included in the last paragraph of the “Dilution” section on page 44 of Amendment No. 4 to the Registration Statement so that it reads as follows:

The following table shows, as of September 30, 2014, on the pro forma basis described above, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by investors purchasing shares of our common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands, except per share data)
Existing Stockholders	15,046	72.3%	$42,771	36.3%	$2.84
New Investors	5,769	27.7	$75,000	63.7	13.00

Total	20,815	100.0%	$117,771	100%	$5.66

Liquidity and Capital Resources

The Company has filed amendments to its Credit Facility and the THL Note, as such terms are defined in the Preliminary Prospectus, as exhibits to Amendment No. 4 to the Registration Statement and has added the following paragraphs describing those amendments to the disclosures regarding its Credit Facility and the THL Note in the “Senior Credit Facility” and “Subordinated Loans” subsections, respectively, on page 69 of the “Liquidity and Capital Resources” section of Amendment No. 4 to the Registration Statement:

Senior Credit Facility

On December 5, 2014, we amended the Credit Facility to, among other things, permit the payment of up to $9.25 million in dividends payable to holders of our preferred stock upon the completion of this offering and the payment of bonuses to certain of our executive officers, including the bonuses payable to our Named Executive Officers described in “Executive Compensation” on page 103.

Subordinated Loans

On December 5, 2014, we amended the THL Note to, among other things, permit the payment of up to $9.25 million in dividends payable to holders of our preferred stock upon the completion of this offering, permit the payment of bonuses to certain of our executive officers, including the bonuses payable to our Named Executive Officers described in “Executive Compensation” on page 103, and provide that the Company may not prepay the THL Note without the lenders consent until at least December 31, 2015.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation

The Company has revised the penultimate paragraph of the “Unaudited Pro Forma Presentation” subsection of Note 2 to the Condensed Consolidated Financial Statements to add disclosure of the reclassification to additional paid in capital, in the unaudited condensed consolidated pro forma balance sheet as of September 30, 2014, of incurred and accrued offering expenses through September 30, 2014 recorded within other assets and accounts payable, respectively, on page F-36 of Amendment No. 4 to the Registration Statement so that the paragraph reads as follows:

The unaudited condensed consolidated pro forma balance sheet as of September 30, 2014 gives effect to the (i) assumed conversion of 44,584,626 shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock on a three-for-one basis, (ii) mandatory payment of dividends accruing on the redeemable convertible preferred stock through closing of the IPO, of which $8.1 million had accrued through September 30, 2014, (iii) payment of the $3.0 million DRX Seller Note and $1.3 million Related Party Bridge Notes disclosed in Note 6 to these condensed consolidated financial statements, (iv) payment of $0.5 million of interest in other liabilities accruing on the DRX Seller Note and Related Party Bridge Note through September 30, 2014, (v) issuance and sale of 5,769,231 shares of common stock at an assumed initial offering price of $13.00 per share (the midpoint of the estimated price range on the cover page of the prospectus that these condensed consolidated financial statements accompany), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and resulting in estimated net cash proceeds of $65.7 million and (vi) the reclassification to additional paid in capital of incurred and accrued offering expenses through September 30, 2014 recorded within other assets and accounts payable, respectively.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, or email: prospectus@morganstanley.com; or J.P. Morgan Securities LLC, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204.